Limited Power of Attorney



         The undersigned Director of Enesco Group, Inc. ("Enesco") hereby grants a Limited Power of Attorney to Linda DeLazzer of Enesco, to prepare and execute on his/her behalf Forms 4 and 5 filings with respect to his/her holdings of Enesco common stock with the Securities and Exchange Commission "SEC") as required by the rules and regulations promulgated by the SEC from time to time.

         The rights, powers and authority of this Limited Power of Attorney herein granted shall commence and be in full force and effect as of April 1, 2005 and shall remain in full force and effect until the earlier of the termination of the appointment or the termination of Ms. DeLazzer's employment with Enesco.


                                                          /s/ Thane A. Pressman
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                             Dated: March 23, 2005